1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 16, 2006	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Resolutions of the 2006 Special General Meeting

The 2006 SGM of the Company was held on 13 October 2006. At the 2006 SGM, all resolutions set out in the Notice of SGM dated 23 August 2006 were duly passed.

RESOLUTIONS AT THE 2006 SGM

Reference is made to the notice of special general meeting of Aluminum Corporation of China Limited (the "Company") dated 23 August 2006 (the "Notice of SGM") to convene the special general meeting of the Company held on 13 October 2006 (the "2006 SGM").

At the 2006 SGM, the following resolutions were passed as ordinary resolutions (9,708,578,666 shares present at the meeting, of which approximately 99.9% of shares cast in favour of the resolution and approximately 0.1% of shares cast against the resolution):

1.

The interim dividend distribution plan of the Company for the period ended 30 June 2006 was approved and the Board of Directors (the "Board") of the Company was authorized to distribute such dividend to the shareholders of the Company.

2.	Appointment of Mr. Zhang Chengzhong as an Executive Director of the Company's second session of the Board for a term until the end of the 2006 annual general meeting.

3.	Appointment of Mr. Ao Hong and Mr. Zhang Zhankui as Supervisors of the Company's second session of the Supervisory Committee for a term until the end of the 2006 annual general meeting.

PAYMENT OF INTERIM DIVIDEND

Pursuant to Resolution No. 1 set out above and as authorized by the 2006 SGM, details of the payment of interim dividend to holders of the Company's H Shares are as follows:

(a)	An interim dividend of RMB0.188 per share (tax inclusive) will be paid to all holders of the Company's H Shares whose names appeared on the H Share register of the Company as at 14 September 2006.

(b)	Interim dividend to holders of the Company's H Shares will be paid in Hong Kong dollars based on the following formula:

Interim dividend in Hong Kong dollar	=	Interim dividend in RMB

The average closing exchange rate of RMB against
Hong Kong dollars as quoted by
the People's Bank of China for the calendar week
preceding the date on which the dividend was declared

For the purpose of the distribution of the Company's 2006 interim dividend to holders of the Company's H Shares, the average closing exchange rate of RMB against Hong Kong dollars as quoted by the People's Bank of China for the calendar week preceding the date on which the dividend was declared (i.e. 13 October 2006) was RMB1.00 against HK$0.98435. Therefore, the dividend per H Share of the Company, being RMB0.188, will be approximately HK$0.185.

(c)

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent (the "Receiving Agent") in Hong Kong and will pay the Receiving Agent the interim dividend declared in respect of the Company's H Shares, which will be held on trust pending payment to the holders of such H Shares. Such interim dividend will be paid by the Receiving Agent and mailed by Hong Kong Registrars Limited to the holders of the Company's H Shares who are entitled to the same by ordinary post at their own risk on or before 31 October 2006.

As at the date of this announcement, the Board of Directors comprises Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Zhang Chengzhong (Executive Directors); Mr. Shi Chungui and Mr. Joseph C. Muscari (Non-executive Directors); Mr. Poon Yiu Kin, Samuel, Mr. Wang Dianzuo and Mr. Kang Yi (Independent Non-executive Directors).

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary
13 October 2006 Beijing, People's Republic of China * For identification only

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Hai Dian District, Beijing, People's Republic of China, 100088
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary